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August 20, 2007
VIA MESSENGER AND EDGAR
Ms. Christina Chalk
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Meridian Gold Inc. Schedule 14D-9 filed on July 31, 2007 Amendment No. 1 to the Schedule 14D-9 filed on July 31, 2007 Amendment No. 2 to the Schedule 14D-9 filed on July 31, 2007 File No. 005-48357
Dear Ms. Chalk:
     On behalf of Meridian Gold Inc., a Canadian corporation (“Meridian”), this letter sets forth Meridian’s response to the comments of the staff (the “Staff”) of the Office of Mergers and Acquisitions in the Division of Corporation Finance of the Securities and Exchange Commission set forth in your letter dated August 13, 2007 (the “Comment Letter”) with respect to Meridian’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on July 31, 2007, as amended by Amendment No. 1 filed on July 31, 2007 and Amendment No. 2 filed on July 31, 2007 (as further amended by Amendment No. 3 filed on August 14, 2007, the “Schedule 14D-9”). In connection with this response, Meridian is filing concurrently herewith via EDGAR Amendment No. 4 (“Amendment No. 4”) to the Schedule 14D-9.

Ms. Christina Chalk
Securities and Exchange Commission
August 20, 2007

     Meridian’s responses to the comments set forth in the Comment Letter are set forth below. To facilitate the Staff’s review, we have provided Meridian’s response in ordinary type beneath the Staff comment, which appears in bold type.
1.	Clarify the significance to Meridian shareholders of the fact that the Yamana Offer is currently not a “permitted bid” under Meridian’s Rights Plan. You have described the features of the Yamana Offer that disqualify it as a permitted bid as defined in the Rights Plan, but you haven’t explained why that should matter to shareholders.

Response: Amendment No. 4 amends and supplements “Item 4. The Solicitation or Recommendation. — Solicitation/Recommendation; Reasons” of the Statement to explain that the feature of the Rights Plan that allows bidders to avoid the effects of the Rights Plan by making a “Permitted Bid” is intended to ensure that all shareholders are treated equally, receive the maximum consideration available for their shares and are given adequate time to evaluate the bid on a fully informed basis.

2.	Update to disclose the status of the Board’s efforts to identify and evaluate a “range of alternatives” to the Yamana Offer. Please be as specific as possible.

Response: Amendment No. 4 amends and supplements “Item 7. Purposes of the Transaction and Plans or Proposals” of the Statement to explain that Meridian is providing financial, operating and resource information to, and is having discussions with, interested third parties pursuant to confidentiality and standstill agreements. As noted in the Directors’ Circular under the heading “ALTERNATIVES TO THE YAMANA OFFER,” Meridian’s Board of Directors has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in such section might jeopardize any discussions or negotiations that Meridian may conduct. Accordingly, in reliance on the instruction to Item 1006(d)(1) of Regulation M-A promulgated under the Securities Exchange Act of 1934, as amended, Meridian has stated that it does not intend to disclose the possible terms of any such transaction or proposal until an agreement in principle with respect thereto has been reached or as otherwise required by law. Meridian will update such disclosure in accordance with the foregoing and in compliance with applicable disclosure requirements under Schedule 14D-9 and otherwise.

3.	Detail the steps taken by Meridian to consider and evaluate Mr. Marrone’s indication of interest in a three-way transaction presented to Mr. Dowling in May 2007. We note that by June 27, 2007 when the Yamana Offer was announced, Meridian was still apparently considering the proposal.

Response: We note that, while Mr. Marrone extended a dinner invitation to Mr. Dowling in early May 2007, as explained on page 15 of the Directors’ Circular, that dinner was not

Ms. Christina Chalk
Securities and Exchange Commission
August 20, 2007

held until June 15, 2007, when both Mr. Dowling and Mr. Marrone were in London to attend an industry meeting. Mr. Marrone outlined the terms and presented a written analysis of a proposed three-way transaction to Mr. Dowling at that dinner, and this proposal was further explained in a call among Mr. Dowling, Mr. Marrone and representatives of Northern Orion Resources Inc. the following day. However, Yamana did not deliver a formal written proposal with respect to the transaction they had discussed until June 17, 2007. Meridian’s Board of Directors first met to review the proposal just two days later, on June 19, 2007. As described in the Directors’ Circular, the Board authorized management to respond to Mr. Marrone that the Board would consider the transaction proposed, and would undertake a thorough review before responding. The Board also authorized Meridian’s financial advisors to begin preparing a financial analysis of the proposal. The Board did not meet again or take any other action with regard to the proposal prior to Yamana’s announcement on June 27, 2007, just eight days later. Accordingly, Meridian respectfully submits that the existing disclosure regarding the steps taken by Meridian prior to June 27, 2007 with regard to the proposal presented by Yamana on June 17, 2007 is complete in all material respects and that no additional disclosure is necessary.

4.	Discuss why the Meridian Board chose to extend the Separation Time under the Shareholder Rights Plan when it did, and explain the impact of this action.

Response: As described in the “Summary of Shareholder Rights Plan” attached as Schedule D to the Directors’ Circular, the Rights become exercisable and begin to trade separately from the associated Meridian Shares at the Separation Time, which occurs upon, among other events, the close of business on the tenth business day following “the first public announcement of an intention” of a person to commence a take-over bid for 20% or more of the Meridian Shares, other than a “Permitted Bid” or a “Competing Permitted Bid”. Meridian’s Shareholder Rights Plan permits the Board of Directors to extend the Separation Time beyond this ten business day period in its discretion. Amendment No. 4 amends and supplements “Item 4. The Solicitation or Recommendation. — Solicitation/Recommendation; Reasons” of the Statement to explain that the Board extended the Separation Time initially on July 10, 2007, and thereafter in order to delay the separate trading and exercisability of the Rights, and to include a cross reference to the summary of the Shareholder Rights Plan set forth in Schedule D.

5.	The exhibits to amendments 1 and 2 to the Schedule 14D-9 impermissibly reference forward-looking statements and information “as defined in the Securities Exchange Act of 1934.” The safe harbor for forward-looking statements in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Exchange Act. In future filings, please revise to make clear that the Reform Act’s safe harbor for

Ms. Christina Chalk
Securities and Exchange Commission
August 20, 2007

forward-looking statements do not extend to disclosure in connection with the Yamana Offer.

Response: In future filings, Meridian will revise the disclosure regarding forward-looking statements to delete the reference to the Private Securities Litigation Reform Act of 1995.
     In addition, in response to the Staff’s request on page 3 of the Comment Letter, enclosed is an acknowledgment letter from Edward C. Dowling, President and Chief Executive Officer of Meridian.
     Please feel free to contact the undersigned at (650) 470-4630 or my colleague Christopher W. Morgan at (416) 777-4700 if you have any questions or require any additional information.
Very truly yours,
/s/ Marc R. Packer
Marc R. Packer
cc:	Edward C. Dowling, Meridian Gold Inc. Christopher W. Morgan
Enclosure